Exhibit 99.130

CannTrust Applies to List on NYSE

VAUGHAN, ON, January 8, 2019 - CannTrust Holdings Inc. (“CannTrust” or the “Company”, TSX: TRST), one of Canada’s leading, most trusted licensed producers of cannabis and the 2018 Canadian Cannabis Awards “Top Licensed Producer of the Year”, announces that it has applied to list its common shares on the New York Stock Exchange (the “NYSE”).

Listing of the Company’s common shares on the NYSE remains subject to the approval of the NYSE and the satisfaction of all applicable listing and regulatory requirements. In connection with the intended listing on the NYSE, the Company has filed a registration statement on Form 40-F (the “Registration Statement”) with the United States Securities and Exchange Commission (the “SEC”). The Registration Statement has not yet been declared effective by the SEC. Upon receipt of all required approvals and completion of the formal listing process, the Company will publicly announce its first trading date on the NYSE.

“CannTrust has firmly established itself as one of the top licensed producers in Canada with a global platform rooted in trust, science and innovation,” said Peter Aceto, CEO of CannTrust. “A listing on the NYSE is a natural step forward in our evolution as we look to broaden our investor base, increase the Company’s exposure and expand our business on an international scale.”

About CannTrust

CannTrust is a federally regulated licensed producer of medical and recreational cannabis in Canada. Founded by pharmacists, CannTrust brings more than 40 years of pharmaceutical and healthcare experience to the medical cannabis industry and serves over 57,000 medical patients with its dried, extract and capsule products. The Company operates its 450,000 sq. ft. Niagara Perpetual Harvest Facility. The industry’s broadest product portfolio is prepared and packaged at the 60,000 sq. ft. manufacturing centre of excellence in Vaughan, Ontario.

CannTrust is developing nanotechnology to develop new products in the medical, recreational, beauty, wellness and pet markets. The Company has established its international footprint through a strategic partnership with Cannatrek Ltd. in Australia and a joint venture with STENOCARE in Denmark. The Company has also partnered with Breakthru Beverage Group through Kindred Canada, for recreational distribution in Canada. CannTrust is committed to research and innovation. Its partnerships with McMaster University in Ontario and Gold Coast University in Australia were designed to contribute to the growing body of evidence-based research regarding the use and efficacy of cannabis.

CannTrust was proudly voted Top Licensed Producer of the Year at the 2018 Canadian Cannabis Awards. For more information, please visit www.canntrust.ca.

Forward Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities legislation which are based upon CannTrust’s current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information and forward-looking statements can be identified by the use of forward-looking terminology such as “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may”, “would” or “will” happen, or by discussions of strategy.

The forward-looking information and statements in this news release are based upon the expectations, estimates, projections, assumptions and views of future events which management believes to be reasonable in the circumstances. Forward-looking information and statements includes estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact. Forward-looking statements in this news release include, but are not limited to, statements with respect to the approval to list the Company’s common shares on the NYSE. Forward-looking information and statements necessarily involve known and unknown risks, including, without limitation: risks associated with general economic conditions; adverse industry events; loss of markets; future legislative and regulatory developments; the cannabis industry in Canada generally; the ability of CannTrust to implement its business strategies; obtaining NYSE and SEC approval to list CannTrust’s common shares; any delays related to obtaining such approvals as a result of the current shutdown of the US Federal government and other risks.

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Any forward-looking information and statements speaks only as of the date on which they are made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking information and statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust’s Annual Information Form dated March 29, 2018 (the “AIF”) and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com. The risk factors and other factors noted in the AIF could cause actual events or results to differ materially from those described in any forward-looking information or statements.

The TSX does not accept responsibility for the adequacy or accuracy of this release.

Copyright © 2019 CannTrust Holdings Inc.

SOURCE CannTrust Holdings Inc.

For further information or to arrange an interview, please contact:

Media Relations:	Investor Relations:
Sybil Eastman	Marc Charbin
media@canntrust.ca	416-519-2156 x2232
investor@canntrust.ca

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